CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (725)333-4110

Email: capstonesystems1@gmail.com

April 7, 2016

Ms. Sherry Haywood, Staff Attorney

U. S. Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re:	Capstone Systems Inc.
Amendment No 2 to Registration Statement on Form S-1 Filed March 1, 2016 File No. 333-207100

Dear Ms. Haywood,

We appreciate the staff's review of our amendment to the Registration Statement as filed on March 1, 2016 and based upon the comment letter dated March 11, 2016 we have amended the Registration Statement as follows:

Interest of Named Experts and Counsel, page 34

1.

We note the disclosure in this section limiting the substantial interest to amount exceeding $80,000. Please revise to note whether the interests exceed $50,000. Please refer to Item 509 of Regulation S-K. Prospectus Summary, page 5

The disclosure has been updated per your comment.

Item 16. Exhibits, page 40

2.

We note your response to comment 11 in our letter dated December 28, 2015. Please delete the language in the "Certification" section in the subscription letter filed as Exhibit 10.7 requiring subscribers to certify that he/she has "read" all of the terms of the subscription agreement.

The Certification section has been deleted.

Statement of Operations, page F-3

3.

We have read your response to comment 5 in our letter dated December 28, 2015. Net income per share is calculated using net income divided by the weighted average number of shares outstanding as shown on page F-3. Therefore, net income per share as of May 31, 2015 is $0.0064, which is the $8,357 net income divided by the 1,311,475 weighted average number of shares outstanding. Please revise.

We have revised the weighted average shares as requested.

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Note 2: Significant Accounting Policies and Recent Accounting Pronouncements, page F-6

Revenue Recognition, page F-7

4.

We note your response to comment 6 in our letter dated December 28, 2015. You have told us, among other things, that all purchases and sales are in U.S. dollars. Please confirm, if true, that all purchases are in U.S. dollars despite the sole supplier's location in China. Also, tell us the currency denomination of your current financing.

All purchases and current financing are in US Dollars. We have added a sentence to Note 1 stating that all transactions including purchases, sales and current financing are in US dollars.

5.

We have read your response to comment 8 in our letter dated December 28, 2015 and the related revision on page F-7. You have told us the product was not inventory because it was in shipment from the supplier. Please address the following with regards to your sales arrangements:

1.	Tell us the percentage of sales arrangements that require prepayment;

All sales require prepayment

2.	Tell us how long of a time lag there is between prepayment and all other revenue recognition criteria being met;

To date it has been just a day or two as our current client has ordered product the is in stock at the suppliers US warehouse.

3.

Regarding your response indicating that you did not record inventory for product being shipped from the supplier, tell us if products in all sales arrangements are always shipped directly from the supplier and if and when you ever take title to the products;

We never hold inventory. We may pick up inventory from the suppliers' US warehouse and deliver it to the client, but most of the time we meet the client at the suppliers' warehouse and the client takes possession of it themselves.

4.

Tell us how your accounting for the product costs and not recognizing costs as inventory complies with ASC 330-10-30. Otherwise, please explain and/or provide the reference(s) to US GAAP on which you are relying that indicate your accounting is appropriate.

We do not take possession of any goods, the transfer of ownership occurs upon the issuance of the sale and prepayment by the client.

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Capstone Systems Inc. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jure Perko

Jure Perko

President & Director

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